EXHIBIT 12
CC HOLDINGS GS V LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Computation of earnings:
Income (loss) before income taxes	$114,170	$132,405	$105,376	$16,681	$29,190
Add:
Fixed charges (as computed below)	100,871	100,427	105,145	149,766	144,194
	$215,041	$232,832	$210,521	$166,447	$173,384
Computation of fixed charges and combined fixed charges:
Interest expense	$50,395	$50,395	$50,824	$91,881	$93,000
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,828	2,828	7,551	12,317	5,955
Interest component of operating lease expense	47,648	47,204	46,770	45,568	45,239
Fixed charges	100,871	100,427	105,145	149,766	144,194
Ratio of earnings to fixed charges	2.1	2.3	2.0	1.1	1.2
(Deficiency) excess of earnings to cover fixed charges	$114,170	$132,405	$105,376	$16,681	$29,190